Exhibit 99.1

Alterity Therapeutics Announces Resignation of Non-Executive Directors

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 4 January 2022: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative conditions, today announced that Non-Executive Directors Dr David Sinclair and Mr Tristan Edwards have resigned from the company due to competing priorities with immediate effect.

The Chairman of Alterity Therapeutics, Mr Geoffrey Kempler, commented, “We are extremely grateful to David and Tristan for their contribution as members of our Board of Directors over the last several years. With the initiation of our ATH434 Phase 2 clinical trial this year, we will continue to grow our global presence and plan to expand our Board of Directors accordingly over the next year.”

Options issued to Dr Sinclair and Mr Edwards as approved by shareholders in September 2020 will be forfeited and the Appendix 3Z, Final Directors Interest notice will be released following this announcement.

About ATH434

Alterity’s lead candidate, ATH434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown preclinically to reduce α-synuclein pathology and preserve nerve cells by restoring normal iron balance in the brain. In this way, it has excellent potential to treat Parkinson’s disease as well as various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA). ATH434 has successfully completed a Phase 1 clinical trial demonstrating the agent is well tolerated, orally bioavailable, and achieved brain levels comparable to efficacious levels in animal models of MSA, with the objective of restoring function in patients with MSA and other Parkinsonian disorders.

ATH434 has been granted Orphan designation for the treatment of MSA by the U.S. FDA and the European Commission.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical compounds to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by Geoffrey Kempler, Chairman of Alterity Therapeutics Limited.

Contact: Investor Relations

Australia	US
Rebecca Wilson	Remy Bernarda
E: WE-AUAlterity@we-worldwide.com	remy.bernarda@iradvisory.com
Tp: +61 417 382 391	Tp: +1 (415) 203-6386